2850 Red Hill Avenue, Suite 100
            Santa Ana, CA 92705
www.aurasound.com

April 29, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn Jacobson, Senior Staff Accountant

Re:	AuraSound, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q/A for the Quarter Ended September 30, 2010
Form 10-Q for the Quarter Ended December 31, 2010
Form 8-K filed February 24, 2011
File No. 0-51543

Ladies and Gentlemen:

Aurasound, Inc. (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated March 21, 2011, relating to the Company’s Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q/A for the quarter ended September 30, 2010 and Form 10-Q for the quarter ended December 31, 2010.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the June 29, 2010 letter.  Each response is preceded by a reproduction of the corresponding SEC Staff comment.  This letter of response has been filed on EDGAR under the form label CORRESP, as requested.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

Form 10-Q/A for the Quarter Ended September 30, 2010

1.
We note that you attributed the restatement to the “purchase accounting” errors related to the ASI acquisition, “the on-going incorrect recording of accounts payable,” and a “valuation error” of inventory on the historical pre-acquisition financial statements of Aurasound.  Additionally, you referred to “lesser adjustments to reserves on accounts receivable and inventories.”  Please revise your disclosure as follows:

●	disaggregate the reported errors, with a break-down of the errors attributable to the valuation of the ASI acquisition and the errors attributable to Aurasound’s pre-acquisition financial statements.

●	clarify the period covered by the pre-acquisition financial statements and state why it was appropriate to report the corrections in the quarter ended September 30, 2010.

●
include a footnote to explain the reason for the net change in each affected balance sheet and income statement line item.  For instance, your explanation for the restatement does not address why there were changes to the equity accounts, net revenue, cost of sales, research and development and why selling, general and administrative expense decreased.

●
Disclose the amounts and the periods in which the errors occurred, and the financial statement line items affected during those periods.  In this regard, we note that you recorded a prior period adjustment which resulted in a net increase in the Accumulated Deficit but also referred to “ongoing incorrect recording of accounts payable.”

●
Re-calculate the net change in total current liabilities.  In this regard, we note that the Total current liabilities as originally reported was misstated by $3 million and thus, the calculated net change was based on an incorrect amount.

Company Response No. 1:  The Company hereby confirms that it will revise its disclosures as set forth above by amendment to the Company’s Form 10-Q/A for the quarter ended September 30, 2010.

Form 10-Q for the Quarter Ended December 31, 2010
Item 1. Financial Statements
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
Please revise the financial statements to roll forward the corrections in the 10-Q/A for the quarter ended September 30, 2010 into the balance sheet and the year-to-date consolidated statements of operations for the six months ended December 31, 2010.  It appears that certain year-to-date calculations are incorrect.

Company Response No. 2:  The Company hereby confirms that, by an amendment to its Form 10-Q for the quarter ended December 31, 2010, the Company will revise the financial statements to roll forward the corrections in the Form 10-Q/A for the quarter ended September 30, 2010 into the balance sheet and the year-to-date consolidated statements of operations for the six months ended December 31, 2010.  The Company will also revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect corresponding changes to its financial statements.

Item 4.  Controls and Procedures, page 19

3.
While it appears that you have carried out an evaluation of your disclosure controls and procedures, it does not appear that you have disclosed your conclusion as required under Item 307 of Regulation S-K.  Please amend your filing to provide management’s conclusion as to the effectiveness of your disclosure controls and procedures.  If you conclude that they are effective, tell us how you considered the restatement and the significant omissions in your Form 10-Q /A and your Form 8-K Item 4.02.

Company Response No. 3:  The Company hereby confirms that, by an amendment to its Form 10-Q for the quarter ended December 31, 2010, the Company will provide management’s conclusion as to the effectiveness of its disclosure controls and procedures.

4.
We further note that you made no significant change in your internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  In view of the errors in Aurasound’s preacquisition financial statements and in the accounting for the ASI acquisition, tell us why no significant changes in your internal controls are required.

Company Response No. 4:  The Company hereby confirms that, by an amendment to its Form 10-Q for the quarter ended December 31, 2010, the Company will revise its disclosure to discuss a material weakness to the Company’s internal control over financial reporting and its proposed plan, including accompanying changes in internal controls, to remedy such material weakness.

Form 8-K

5.
We note that you concluded that the income statement for the quarter ended September 30, 2010 as previously filed with the Quarterly Report on the Form 10-Q for such quarter can no longer be relied upon due to a determination that certain of the Company’s invoices were booked in the wrong period.  It does not appear that your disclosure sufficiently describes the nature and the extent of the errors as reported in your Form 10-Q/A.  Please amend your Form 8-K Item 4.02 to conform your disclosure to the Form 10-Q/A, as further amended in response to our comments, and additionally, to include a table of net changes between the financial statements as reported and as restated, and the reasons for those changes.

Company Response No. 5:  The Company hereby confirms that, by an amendment to its Form 8-K dated February 18, 2011, the Company will conform its disclosure to the disclosure set forth in the Form 10-Q/A for the quarter ended September 30, 2010, as further amended in response to Staff comments, and will include a table of net changes between the financial statements as reported and as restated, and the reasons for those changes.

6.
Please revise your disclosure to additionally state that the financial statements for the quarter ended December 31, 2010 as previously filed with the Quarterly Report on the Form 10-Q for such quarter can no longer be relied upon after effecting corrections in response to comment 2 contained herein.

Company Response No. 6:  The Company hereby confirms that, by an amendment to its Form 8-K dated February 18, 2011, the Company will revise its disclosure to state that the financial statements for the quarter ended December 31, 2010 as previously filed with the Quarterly Report on the Form 10-Q for such quarter can no longer be relied upon.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 829-4000, ext. 103, or by facsimile at (949) 435-2149.

Sincerely,

/s/ Aman Singha
Aman Singha
Chief Administrative Officer